EXHIBIT 11.  STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2006	2005

BASIC
Net income	$834.8	$736.6

Average number of common shares outstanding	1,085.2	1,086.6

Contingently issuable shares	.8	.3

Adjusted average shares	1,086.0	1,086.9

Basic earnings per share	$.77	$.68

DILUTED

Net income	$834.8	$736.6

Average number of common shares outstanding	1,085.2	1,086.6

Incremental shares – stock options and contingently issuable shares	1.8	2.6

Adjusted average shares	1,087.0	1,089.2

Diluted earnings per share	$.77	$.68

Dollars and shares in millions except per-share data.